UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INTERNATIONAL RECTIFIER CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	1-7935	95-1528961
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

101 N. Sepulveda Blvd., El Segundo, California	90245
(Address of principal executive offices)	(Zip code)

Tim Bixler (310) 726-8000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

CONFLICT MINERALS DISCLOSURE

The registrant International Rectifier Corporation (the “Company”) provides this specialized disclosure report (“Report”) for the calendar year ended December 31, 2013 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), adopted by the Securities and Exchange Commission (“SEC”) to implement certain reporting and disclosure requirements related to conflict minerals as provided for by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”).  Certain terms in this Report not otherwise defined herein are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012  (the “Release”) for such definitions.  The summary descriptions of aspects of the Rule set out in this Report do not purport to be complete and are qualified in their entirety by reference to the full text of the Rule.

The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals (as defined below) which are necessary to the functionality or production of the registrant’s products, and excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined by the Rule) (together “Covered Products”).  These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.   “Conflict minerals” as that term is used under the Rule and in this Report include cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold.

If an SEC registrant can establish through a reasonable country of origin inquiry (as defined by the Rule, “RCOI”) completed by the registrant that the applicable conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must file with the SEC a report on Form SD which describes the RCOI and its results.

If an SEC registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, referred to as a Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

The Company has manufactured and has contracted with third parties to manufacture Covered Products. The Company has conducted what it believes to be an RCOI and related due diligence as a result of its findings.  Based on its RCOI, the Company knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.  Accordingly, the Company is filing with this Form SD the Company’s CMR, attached hereto as Exhibit 1.02.

A copy of the Company’s CMR is available at the Company’s website under the heading CONFLICT MINERALS REPORT (at http://www.irf.com/aboutir-info/csr/conflict-minerals-report.pdf).

The Report presented herein is based on the Company’s RCOI and related due diligence measures for the calendar year 2013 and is not audited.  While the Company believes it has conducted an RCOI and related due diligence measures consistent with the Rule, the conclusions of its RCOI and due diligence are not free from doubt.  As set out below, the conclusions reached by the Company are based on information available at the time and on representations and information provided by third parties, as well as publically available information, all of which is invariably subject to change and potentially inaccurate and/or incomplete.  The Company reserves the right to modify or amend this Report from time to time should it believe circumstances warrant but undertakes no obligation to amend this Report except to the extent required under applicable law.

Item 1.02 Exhibit

Exhibit 1.02 is hereby incorporated into this item by reference.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit No.	Exhibit Description

Exhibit 1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2014	INTERNATIONAL RECTIFIER CORPORATION

	By:	/s/ Timothy E. Bixler
		Name:	Timothy E. Bixler
		Title:	Vice President, General Counsel & Secretary